Exhibit (a)(8)

        Paris, October 3, 2002

Dear Shareholder,

        Serono and Genset announced on September 23, 2002 that Serono's recommended cash tender offers for Genset were successful, with the minimum tender condition requiring two-thirds of the capital and voting rights be tendered having been met. Serono now holds more than 85.9% of the capital and voting rights of Genset, and more than 86.6% on a diluted basis taking into account all outstanding Genset convertible bonds ("OCEANEs."). Genset warrants falling within the scope of the offers were all tendered.

        In order to enable Genset shareholders and holders of OCEANEs who have not yet tendered their securities to benefit from the offers, Serono has decided to reopen the offers for a subsequent offering period until 12:00 noon E.S.T. on October 31, 2002. Holders of ADSs and U.S. holders of shares or OCEANEs may tender only into the U.S. offer. The terms of the U.S. offer remain the same, except that the offer is no longer subject to the minimum tender condition. During the subsequent offering period, securities of Genset that are tendered in the U.S. offer will be accepted and promptly paid for as they are tendered. Securities that are tendered in the U.S. offer during the subsequent offering period may not be withdrawn.

        We remind you that the Board of Genset had considered the terms of the offers, as well as other factors, in June and unanimously decided to recommend to the shareholders of the company to tender their securities. Daniel Cohen, Chief Scientific Officer, and myself, along with the other directors of the company, tendered our shares.

        We believe, and most of the holders of Genset securities have now accepted, that Serono's offer is an attractive opportunity for Genset's shareholders and holders of OCEANEs. The price offered by Serono, the U.S. dollar equivalent of 3.25 euros in cash for each Genset American Depositary Share ("ADS"), represents a premium of approximately 107% over the last traded price of the ADSs on Nasdaq before the announcement of the offer, approximately 188% over the average weighted price during the last 30 days before the announcement, and approximately 75% over the average weighted price over the last 12 months before the announcement. The U.S. offer price of the U.S. dollar equivalent of 102.64 euros for each OCEANE represents a premium of approximately 389% over the last traded price of the OCEANEs on Euronext before the announcement.

        This offer was determined to be fair from a financial point of view by our financial advisors, Lehman Brothers. I trust, that you, like me, will be convinced of the opportunity it represents.

        Serono has stated that it intends to seek to cause Genset to delist the ADSs from Nasdaq as promptly as practicable after the completion of the tender offers. In addition, if Serono holds more than 95% of the voting rights in Genset, it is currently Serono's intention to undertake a minority buy-out offer (offre publique de retrait) followed by a squeeze out of the Genset shares (including shares represented by ADSs) and OCEANEs then held by the public. However, a final decision will only be taken after the end of this subsequent offer period.

        I encourage you to read Genset's Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), which has been filed with the Securities and Exchange Commission. The Schedule 14D-9 contains important information regarding the U.S. offer, including reasons for the board's recommendation. For any question regarding the U.S. offer, or to receive a copy of the Schedule 14D-9, the Schedule TO filed by Serono and the related tender offer documents, please call Georgeson Shareholder Communications, the information agent for the U.S. offer, at the following toll-free number (800) 530-3706. You can also contact our Investor Relations Department at +33 1 55 04 59 00. If, after reviewing the terms of the U.S. offer in the above-mentioned documents, you wish to tender your securities, please complete the letter of transmittal or the relevant form of acceptance that has been provided to you. The offer closes at 12 noon (New York City time) on October 31, 2002.

        I would like to thank you for the faith you have placed in us all these years.

Yours faithfully,

MARC VASSEUR
 Chairman & Chief Executive Officer

For further information: www.genset.fr/www.serono.com/www.sec.gov